EXHIBIT 99(a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2011

Operating revenues	$7,908
Fuel, purchased power and delivery fees	(4,154)
Net gain from commodity hedging and trading activities	854
Operating costs	(856)
Depreciation and amortization	(1,434)
Selling, general and administrative expenses	(729)
Franchise and revenue-based taxes	(105)
Impairment of goodwill	(4,100)
Other income	2,059
Other deductions	(24)
Interest income	2
Interest expense and related charges	(3,243)

Loss before income taxes and equity in earnings of unconsolidated subsidiaries	(3,822)

Income tax benefit	29

Equity in earnings of unconsolidated subsidiaries (net of tax)	264

Net loss	(3,529)

Net income attributable to noncontrolling interests	—

Net loss attributable to EFH Corp.	$(3,529)